UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Whittier Energy Corporation

(Name of Issuer)

Common Stock without par value

(Title of Class of Securities)

966785 10 7 (CUSIP Number)

June 16, 2004

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 966785 10 7	Page 2 of 9

1	NAME OF REPORTING PERSON Exploration Capital Partners Limited Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 88-0384192
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 795,000 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 795,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 966785 10 7	Page 3 of 9

1	NAME OF REPORTING PERSON Resource Capital Investment Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 88-0384205
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 795,000 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 795,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 795,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 966785 10 7	Page 4 of 9

1	NAME OF REPORTING PERSON Rule Family Trust udt 12/17/98 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 854,624 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 854,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 966785 10 7	Page 5 of 9

1	NAME OF REPORTING PERSON Arthur Richards Rule S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 854,624 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 854,624

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 854,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 966785 10 7	Page 6 of 9

Item 1	(a).	Name of Issuer:

Whittier Energy Corporation

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

333 Clay Street, Suite 1100
Houston, Texas 77002

Item 2	(a). - (c).	Name, Principal Business Address and Citizenship of Persons Filing:

	(1)	Exploration Capital Partners Limited Partnership (“Exploration Capital”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: Nevada

	(2)	Resource Capital Investment Corporation (“Resource Capital”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: Nevada

	(3)	Rule Family Trust udt 12/17/98 (the “Trust”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

	(4)	Arthur Richards Rule (“Mr. Rule”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

Item 2	(d).	Title of Class of Securities: Common Stock without par value

Item 2	(e).	CUSIP Number: 966785 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 966785 10 7	Page 7 of 9

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

This Statement is filed by (i) Exploration Capital, as the direct beneficial owner of 795,000 Common shares (including 397,500 immediately exercisable share purchase warrants) of the Issuer; (ii) by virtue of its position as General Partner of Exploration Capital, by Resource Capital; (iii) by virtue of its indirect ownership and control of (A) Exploration Capital (as owner of 90% of Resource Capital) and (B) Global Resource Investments Ltd. (“Global Resource”), a direct beneficial owner of Common shares, as set forth below, by the Trust; and (iv) by virtue of his positions with Resource Capital and ownership interest in the Trust, as described in the following sentence, by Mr. Rule. Mr. Rule is President and a Director of Resource Capital and, with his wife, is co-Trustee of the Trust, which owns 90% of Resource Capital.

Global Resource, which is not a Reporting Person, is the direct beneficial owner of 59,624 Common shares (including 29,812 immediately exercisable share purchase warrants), aggregating less than 1% of the Issuer’s outstanding Common Stock. The corporate General Partner of Global Resource is Rule Investments, Inc. (“Rule Investments”). The Trust owns 100% of Rule Investments.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 966785 10 7	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2004	Exploration Capital Partners Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Arthur Richards Rule
Arthur Richards Rule, President

Date: August 9, 2004	Resource Capital Investment Corporation

	By:	/s/ Arthur Richards Rule
Arthur Richards Rule, President

Date: August 9, 2004	Rule Family Trust udt 12/17/98

	By:	/s/ Arthur Richards Rule
Arthur Richards Rule, Trustee

Date: August 9, 2004	Arthur Richards Rule, individually

/s/ Arthur Richards Rule

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Stock of Whittier Energy Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: August 9, 2004	Exploration Capital Partners Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ Arthur Richards Rule
Arthur Richards Rule, President

Date: August 9, 2004	Resource Capital Investment Corporation

	By:	/s/ Arthur Richards Rule
Arthur Richards Rule, President

Date: August 9, 2004	Rule Family Trust udt 12/17/98

	By:	/s/ Arthur Richards Rule
Arthur Richards Rule, Trustee

Date: August 9, 2004	Arthur Richards Rule, individually

/s/ Arthur Richards Rule